Exhibit 99.1

Appendix 4D Half year report

APPENDIX 4D

Half year report

Name of entity
MOKO SOCIAL MEDIA LIMITED

1.	Details of the reporting period

Current period	1 July 2015 – 31 December 2015
Previous Corresponding period	1 July 2014 – 31 December 2014

2.	Results for announcement to the market

	Movement			$

Revenue from ordinary activities	Down	73%	To	$1,036,274

(Loss) from ordinary activities after tax attributable to members	Up	76%	To	($15,280,650)

(Loss) for the period attributable to members	Up	76%	To	($15,280,650)

3.	Net asset backing per security

	31 Dec 2015 In Cents	30 Jun 2015 In Cents

Net tangible assets per ordinary share	(0.01)	0.96

Net assets per ordinary share	(0.01)	1.47

4.	Control gained or lost over entities during the period

No control was gained or lost over entities during the period.

5.	Details of dividends/distribution

No dividends were paid or declared since the start of the financial year and no recommendations for the payments of dividends have been made.

6.	Details of dividend reinvestment plans in operation

The Company does not have a dividend/distribution reinvestment plan.

7.	Details of associates and joint ventures

Appendix 4D Half year report

There were no associates or joint venture entities as at the date of this report.

8.	Segment information

The Company and its controlled subsidiaries operate in three business segments being Mobile Advertising, Mobile Social and Mobile Commerce.

9.	Foreign Accounting Standards

The Company and its foreign subsidiaries report under International Financial Reporting Standards.

10.	Attachments

The Interim Report of Moko Social Media Limited for the half-year ended 31 December 2015 is attached. The Interim Report includes an independent auditor’s review report that is subject to an emphasis of matter paragraph relating to going concern.

MOKO SOCIAL MEDIA LIMITED

ABN 35 111 082 485

Interim Report

For the half year ended 31 December 2015

MOKO Social Media Limited For the half year ended 31 December 2015

Contents

Corporate directory	3

Directors’ report	4

Auditor’s independence declaration	6

Independent auditor’s review report	8

Consolidated Statement of profit or loss and other comprehensive income	10

Consolidated Statement of financial position	12

Consolidated Statement of changes in equity	13

Consolidated Statement of cash flows	14

Notes to the financial statements	15

Declaration by Directors	25

2

MOKO Social Media Limited For the half year ended 31 December 2015

Corporate directory

Directors	Greg McCann Mark Hauser Leo Hindery, Jr Emma Waldon Diana Rhoten	- Non-Executive Chairman - Non-Executive Director - Non-Executive Director - Non-Executive Director - Non-Executive Director

Company secretary	Emma Waldon

Registered office	Suite 5, Level 1, 442-446 Beaufort Street, HIGHGATE WA 6003 Telephone +61 (08) 9227 7100 Fax +61 (08) 9227 7100

Principal place of business	Australia: Suite 5, Level 1, 442-446 Beaufort Street, HIGHGATE WA 6003 Telephone +61 (08) 9227 7100 Fax +61 (08) 9227 7100	United States of America: 320 King Street, Suite 202 Alexandria, VA 22314 Telephone +1 (571) 982 3000

Share registry	Link Market Services Limited Level 9, 333 Collins Street, Melbourne VIC 3000

Auditor	BDO East Coast Partnership Level 11, 1 Margaret Street, Sydney NSW 2000

Solicitor	Addisons Lawyers Level 12, 60 Carrington Street, Sydney NSW 2000	Loeb and Loeb LLP 345 Part Avenue New York, New York 10154

Bankers	Commonwealth Bank of Australia 48 Martin Place Sydney NSW 2000

Stock exchange listings	Australian Securities Exchange (ASX code: MKB) NASDAQ Global Market (NASDAQ code: MOKO)

Listed on the ASX	27 June 2007
Listed on the NASDAQ	27 June 2014

Internet address	http://mokosocialmedia.com

3

MOKO Social Media Limited For the half year ended 31 December 2015

Directors’ report

The Directors present their report together with the financial statements, on MOKO Social Media Limited (the Company) and its controlled entities (the Consolidated Entity “MOKO”), for the half-year ended 31 December 2015.

Directors

The following persons were directors of MOKO Social Media Limited during the half year and up to the date of this report, unless otherwise noted:

Ian Rodwell	-	Chief Executive Officer and Managing Director (resigned 18th February, 2016)
Greg McCann	-	Non-Executive Chairman
Mark Hauser	-	Non-Executive Director
Leo Hindery Jr	-	Non-Executive Director
Jeffrey White	-	Non-Executive Director (resigned 17th November, 2015)
Emma Waldon	-	Non-Executive Director (appointed 1st October, 2015)
Diana Rhoten	-	Non-Executive Director (appointed 1st October, 2015)

Principal activities

During the half-year the principal continuing activity of the Consolidated Entity was the development and branding of mobile social media platforms for tailored audiences to enable communities of large, like-minded groups of people to socialize and communicate around their common interests.

Operating and Financial Review

The loss for the consolidated entity from continuing operations for the half year ended 31 December 2015 amounted to $14,982,629 (2014: $8,213,844).

Total revenues from continuing operations for the half year ended 31 December 2015 (‘2015’) were $645,719, which represented an 82% decrease (2014: $1,885,262). The decrease was largely due to a re-positioning of the Mobile Advertising operations to focus on building users and market share rather than short-term revenues in order to better position the business to maximise its future monetization potential. From September 2015, the Company made the strategic decision to focus its resources on its core high school and college student products, preserve cash flow and exit other business categories. Ongoing revenues in Mobile Advertising are expected to be earned from the monetization of MOKO's student products, including REC*IT, Big Teams powered by REC*IT and REC*IT Fitness. As these products are not yet commercialized, there remains uncertainty over this expectation.

In addition, Mobile Social revenues decreased due to this segment being less of a priority during the period. Revenues earned within this segment are from the MOKO-CHAT product in Australia which is a legacy activity from our initial platform monetization efforts. Mobile Commerce revenues also decreased due to challenging competitive conditions. Revenues within this segment are earned from a 51% interest in Deals I Love (Australia) Pty Ltd, an e-commerce product sales business.

Total operating expenses increased largely as a result of user growth and product cost within the Mobile Advertising segment, as well as corporate re-structuring activities undertaken and non-cash impairment of goodwill and intellectual property.

During the half year of 2015, Tagroom Pty Ltd (“Tagroom”) and Moko Performance Network (“MPN”) were discontinued.

Liquidity and Financial Position

MOKO’s 31 December 2015 reporting date cash and cash equivalents (‘cash’) was $904,643 (June 2015: $7,219,908) and net liabilities were $46,191 (June 2015: net assets $11,080,576). Working capital, (defined as current assets less current liabilities) decreased to negative $1,535,430 (June 2015: positive $5,758,246) largely due to lower level of cash and cash equivalents and trade and other current assets as at 31 December 2015.

The operating cash outflow for the current half-year decreased by 3% to $8,508,326 (2014: $8,747,174) reflecting continuing operating losses.

4

MOKO Social Media Limited For the half year ended 31 December 2015

Investing cash outflows increased by $615,994 or 143% to $1,045,813 (2014: $429,819) primarily due to payments related to the acquisition of a 10% interest in BigTeams LLC ($1,042,142) in the current half year (2014: Nil).

Financing cash inflows decreased by 63% to $3,202,126 (2014: $8,660,787) due to lower net proceeds received from equity capital raisings during the period. The Company completed a placement of 1.5 million American Depository Shares at US$1.70 each on 5 November 2015, representing a total amount raised of US$2,550,000 (A$3,600,000).

Financing cash inflows for the half year ended 31 December 2014 included the net proceeds received from the NASDAQ IPO which completed on 1 July 2014. The IPO resulted in the Company listing 1.1 million ADS on the NASDAQ at US$7.50 each, representing a total amount raised of US$8,250,000 (A$9,334,821).

Significant changes in the state of affairs

On 30 September 2015, the Company announced that it had made the strategic decision to focus its resources on its core student division assets, preserve cash flow and exit the other business categories. This has now largely been completed and the Company expects to realise significant cost savings by exiting non-core student activities, such as Blue Nation Review, RunHaven, MOKO Performance Network and Tagroom.

On 24 April 2015, MOKO signed a Share Purchase Agreement with Big Teams LLC (“BigTeams”), a limited liability company located in the US. MOKO committed to invest One Million U.S. Dollars (US$1,000,000 or A$ 1,297,811) to acquire a 10% equity stake in BigTeams.

BigTeams is the largest high school sports software platform in the US, providing online tools and data for US high schools to assist with sports team administration, event management and fundraising. Under the agreement MOKO has launched a tailored version of its REC*IT app specifically targeted at the students and parents of more than 4,000 US high schools that are currently serviced by BigTeams, using data generated by BigTeams. This investment will significantly expand MOKO’s offering for US students and provide access to the lucrative high school market.

On 31 October 2015, the Company acquired most of the non-controlling interest in its subsidiary Tagroom Pty Ltd for a nominal amount, in order to effect an orderly rationalisation of this business. A 94.2% interest is now held in this entity and at this stage, the Company’s product development plans do not include Tagroom.

On 25 November 2015, the Company announced that its political commentary platform, BlueNation Review, was sold to True Blue Media, LLC. The Company was granted a 10% equity stake in True Blue Media, LLC.

Matters subsequent to the end of the half financial year

Since 31 December 2015, the following matters or circumstances have arisen that has significantly affected, or may significantly affect future operations or results of those operations:

Option Issues

On 15 January 2016, the Company issued 100,000 options over American Depository Shares (equivalent to 4,000,000 ordinary shares) with an exercise price of US$1.14 and an expiry date of 31 December 2018.

Short Term Loan

On 27 January 2016, Reef Investments Pty Ltd (a Company controlled by substantial shareholder Trevor Nairn) advanced to the Company a short term, unsecured loan of $500,000 with 6% interest bearing.

Sale of Deals I Love (Australia) Pty Ltd (‘DIL’)

On 27 January 2016 the Company entered into a Share Sale Agreement to sell its 51% interest in DIL for a nominal amount. The completion of the sale remains subject to satisfaction of completion obligations by the Company.

CEO / Director resignation and interim CEO appointment

On 18 February 2016, MOKO announced that Ian Rodwell would be stepping down from his position as Chief Executive Officer and would serve as a strategic advisor to the Strategic Partnerships and M&A Board Sub-Committee. In addition, Ian Rodwell also resigned as Director of the Company, effective from 18 February.

Shripal Shah, who previously served as MOKO’s Chief Operating Officer would serve as the Company’s interim Chief Executive Officer, effective from 18 February 2016.

Dividends

No dividends were paid or declared during the half year ended 31 December 2015 (2014: $nil).

5

MOKO Social Media Limited For the half year ended 31 December 2015

Auditor’s independence declaration

A copy of the auditors’ independence declaration as required under section 307C of the Corporations Act 2001 is set out on page 7.

Signed in accordance with a resolution of directors made pursuant to section 306(3)(a) of the Corporations Act 2001.

On behalf of directors:

Greg McCann Non-Executive Chairman Date: 29 February 2016 Sydney, Australia	Emma Waldon Non-Executive Director Date: 29 February 2016 Perth, Australia

6

MOKO Social Media Limited For the half year ended 31 December 2015

Auditor’s independence declaration

Tel: +61 2 9251 4100 Fax: +61 2 9240 9821 www.bdo.com.au	Level 11, 1 Margaret St Sydney NSW 2000 Australia

DECLARATION OF INDEPENDENCE BY GRANT SAXON TO THE DIRECTORS OF MOKO SOCIAL MEDIA LIMITED

As lead auditor for the review of Moko Social Media Limited for the half-year ended 31 December 2015, I declare that, to the best of my knowledge and belief, there have been:

1.	No contraventions of the auditor independence requirements of the Corporations Act 2001 in relation to the review; and
2.	No contraventions of any applicable code of professional conduct in relation to the review.

This declaration is in respect of Moko Social Media Limited and the entities it controlled during the period.

Grant Saxon

Partner

BDO East Coast Partnership

Sydney, 29 February 2016

BDO East Coast Partnership ABN 83 236 985 726 is a member of a national association of independent entities which are all members of BDO Australia Ltd ABN 77 050 110 275, an Australian company limited by guarantee. BDO East Coast Partnership and BDO Australia Ltd are members of BDO International Ltd, a UK company limited by guarantee, and form part of the international BDO network of independent member firms. Liability limited by a scheme approved under Professional Standards Legislation, other than for the acts or omissions of financial services licensees.

7

MOKO Social Media Limited For the half year ended 31 December 2015

Independent auditor’s review report

Tel: +61 2 9251 4100 Fax: +61 2 9240 9821 www.bdo.com.au	Level 11, 1 Margaret St Sydney NSW 2000 Australia

INDEPENDENT AUDITOR’S REVIEW REPORT

To the members of Moko Social Media Limited

Report on the Half-Year Financial Report

We have reviewed the accompanying half-year financial report of Moko Social Media Limited, which comprises the consolidated statement of financial position as at 31 December 2015, the consolidated statement of profit or loss and other comprehensive income, the consolidated statement of changes in equity and the consolidated statement of cash flows for the half-year ended on that date, notes comprising a statement of accounting policies and other explanatory information, and the directors’ declaration of the consolidated entity comprising the company and the entities it controlled at the half-year’s end or from time to time during the half-year.

Directors’ Responsibility for the Half-Year Financial Report

The directors of the company are responsible for the preparation of the half-year financial report that gives a true and fair view in accordance with Australian Accounting Standards and the Corporations Act 2001 and for such internal control as the directors determine is necessary to enable the preparation of the half-year financial report that is free from material misstatement, whether due to fraud or error.

Auditor’s Responsibility

Our responsibility is to express a conclusion on the half-year financial report based on our review. We conducted our review in accordance with Auditing Standard on Review Engagements ASRE 2410 Review of a Financial Report Performed by the Independent Auditor of the Entity, in order to state whether, on the basis of the procedures described, we have become aware of any matter that makes us believe that the half-year financial report is not in accordance with the Corporations Act 2001 including: giving a true and fair view of the consolidated entity’s financial position as at 31 December 2015 and its performance for the half-year ended on that date; and complying with Accounting Standard AASB 134 Interim Financial Reporting and the Corporations Regulations 2001. As the auditor of Moko Social Media Limited, ASRE 2410 requires that we comply with the ethical requirements relevant to the audit of the annual financial report.

A review of a half-year financial report consists of making enquiries, primarily of persons responsible for financial and accounting matters, and applying analytical and other review procedures. A review is substantially less in scope than an audit conducted in accordance with Australian Auditing Standards and consequently does not enable us to obtain assurance that we would become aware of all significant matters that might be identified in an audit. Accordingly, we do not express an audit opinion.

Independence

In conducting our review, we have complied with the independence requirements of the Corporations Act 2001. We confirm that the independence declaration required by the Corporations Act 2001, which has been given to the directors of Moko Social Media Limited, would be in the same terms if given to the directors as at the time of this auditor’s review report.

BDO East Coast Partnership ABN 83 236 985 726 is a member of a national association of independent entities which are all members of BDO Australia Ltd ABN 77 050 110 275, an Australian company limited by guarantee. BDO East Coast Partnership and BDO Australia Ltd are members of BDO International Ltd, a UK company limited by guarantee, and form part of the international BDO network of independent member firms. Liability limited by a scheme approved under Professional Standards Legislation, other than for the acts or omissions of financial services licensees.

8

MOKO Social Media Limited For the half year ended 31 December 2015

Conclusion

Based on our review, which is not an audit, we have not become aware of any matter that makes us believe that the half-year financial report of Moko Social Media Limited is not in accordance with the Corporations Act 2001 including:

(a)	giving a true and fair view of the consolidated entity’s financial position as at 31 December 2015 and of its performance for the half-year ended on that date; and
(b)	complying with Accounting Standard AASB 134 Interim Financial Reporting and Corporations Regulations 2001

Emphasis of matter

Without modifying our conclusion, we draw attention to Note 1 in the half-year financial report, which indicates that the ability of the consolidated entity to continue as a going concern is dependent upon the future successful raising of additional capital. This, along with other matters as set out in Note 1, indicates the existence of a material uncertainty that may cast significant doubt about the consolidated entity’s ability to continue as a going concern and therefore, the consolidated entity may be unable to realise its assets and discharge its liabilities in the normal course of business.

BDO East Coast Partnership

Grant Saxon

Partner

Sydney, 29 February 2016

9

MOKO Social Media Limited For the half year ended 31 December 2015

Consolidated Statement of profit or loss and other comprehensive income

For the year half-year ended 31 December 2015

		Consolidated
	Note	31-Dec-15	31-Dec-14 Restated *
		$	$
Revenue from continuing operations
Revenue	3	645,719	1,885,262
Interest income	3	15,191	130,398
Other Income	3	938,544	947,840
Expenses
Cost of providing goods and services		(520,267)	(1,276,005)
License fee		(1,663,524)	(647,187)
Computer expenses		(261,007)	(173,185)
Marketing expenses		(1,252,605)	(1,795,502)
Travel and entertainment expenses		(295,722)	(349,631)
Occupancy expenses		(290,345)	(194,125)
Administration expenses		(691,066)	(418,673)
Foreign exchange loss		(80,287)	(12,911)
Finance costs		(19,690)	(7,140)
Legal and professional fees		(1,934,100)	(961,132)
Employee benefits expenses	4	(3,910,718)	(3,353,237)
Share based payments	4	(736,978)	(969,342)
Depreciation and amortisation	4	(370,861)	(460,871)
Product cost		(862,864)	(558,403)
Impairment of intangible assets	4	(3,695,550)	-

Loss before income tax benefit from continuing operations		(14,986,130)	(8,213,844)
Income tax benefit		3,501	-

Loss after income tax benefit from continuing operations for the half-year		(14,982,629)	(8,213,844)
Loss after income tax benefit from discontinued operations	7	(358,710)	(570,653)

Loss after income tax benefit for the half-year		(15,341,339)	(8,784,497)

Other comprehensive income for the half-year, net of tax,
Items that may be reclassified subsequently to profit or loss
Exchange differences on translation of foreign operations		436,811	1,164,281
Total comprehensive income for the half-year		(14,904,528)	(7,620,216)

Loss for the half-year is attributable to:
Owners of the Company		(15,280,650)	(8,671,946)
Non-controlling interest		(60,689)	(112,551)
		(15,341,339)	(8,784,497)

10

MOKO Social Media Limited For the half year ended 31 December 2015

Consolidated Statement of profit or loss and other comprehensive income (continued)

For the year half-year ended 31 December 2015

		Consolidated
		31-Dec-15	31-Dec-14 Restated *
		$	$
Total comprehensive income for the half-year is attributable to:
Continuing operations		(14,491,193)	(6,972,917)
Discontinued operations	7	(352,645)	(534,748)
Owners of the Company		(14,843,839)	(7,507,665)

Continuing operations		(54,625)	(76,646)
Discontinued operations	7	(6,065)	(35,905)
Non-controlling interest		(60,690)	(112,551)

		Cents	Cents
Earnings per share from continuing operations attributable to the owners of MOKO Social Media Limited
Basic / Diluted EPS		(1.93)	(1.36)

Earnings per share from discontinued operations attributable to the owners of MOKO Social Media Limited
Basic / Diluted EPS		(0.05)	(0.09)

Earnings per share attributable to the owners of MOKO Social Media Limited
Basic / Diluted EPS		(1.97)	(1.45)

* Please see Note 12 for details of restatement.

The accompanying notes form part of these financial statements

11

MOKO Social Media Limited For the half year ended 31 December 2015

Consolidated Statement of financial position

As at 31 December 2015

		Consolidated
	Note	31-Dec-15	30-Jun-15
		$	$
Current assets
Cash and cash equivalents		904,643	7,219,908
Trade and other receivables		258,124	501,472
Other current assets		500,681	1,017,204
Total current assets		1,663,448	8,738,584

Non-current assets
Property, plant and equipment		193,031	255,961
Intangibles	5	54,915	3,814,088
Available-for-sale financial assets	6	1,297,811	1,297,811
Total non-current assets		1,545,757	5,367,860

Total assets		3,209,205	14,106,444

Current liabilities
Trade and other payables		2,568,696	2,569,262
Provisions	11	341,837	-
Employee benefits		288,345	411,076
Total current liabilities		3,198,878	2,980,338

Non-current liabilities
Employee benefits		56,518	45,530
Total non-current liabilities		56,518	45,530
Total liabilities		3,255,396	3,025,868

Net liabilities		(46,191)	11,080,576

Equity
Issued capital	8	61,269,188	58,214,371
Reserves	9	13,373,735	12,213,980
Accumulated losses		(74,318,357)	(58,942,958)
Non-controlling interest		(370,757)	(404,817)
Total equity		(46,191)	11,080,576

The accompanying notes form part of these financial statements

12

MOKO Social Media Limited For the half year ended 31 December 2015

Consolidated Statement of changes in equity

For the year half-year ended 31 December 2015

Consolidated	Issued Capital	Foreign Currency Translation Reserve	Option Reserves	Accumulated Losses	Non- Controlling Interest	Total
	$	$	$	$	$	$
Balance at 30 June 2015	58,214,371	1,967,505	10,246,475	(58,942,958)	(404,817)	11,080,576

Loss after income tax expense for the half-year	-	-	-	(15,280,650)	(60,689)	(15,341,339)
Non-controlling interest changes	-	-	-	(94,749)	94,749	-
Other comprehensive income	-	436,811	-	-	-	436,811
Total comprehensive loss for the year	-	436,811	-	(15,375,399)	34,060	(14,904,528)

Transactions with owners in their capacity as owners
Issue of ordinary shares to consultants	120,000	-	-	-	-	120,000
Issue of ordinary shares to employees	14,997	-	-	-	-	14,997
Issue of ordinary shares on capital raising	3,600,000	-	-	-	-	3,600,000
Capital raising costs	(680,180)	-	-	-	-	(680,180)
Share based payments - Options	-	-	722,944	-	-	722,944

Balance at 31 December 2015	61,269,188	2,404,316	10,969,419	(74,318,357)	(370,757)	(46,191)

Consolidated	Issued Capital	Foreign Currency Translation Reserve	Option Reserves	Accumulated Losses	Non- Controlling Interest	Total
	$	$	$	$	$	$
Balance at 30 June 2014	41,679,662	570,172	8,420,632	(38,929,670)	(124,098)	11,616,698

Loss after income tax expense for the half-year	-	-	-	(8,671,946)	(112,551)	(8,784,497)
Other comprehensive income	-	1,164,281	-	-	-	1,164,281
Total comprehensive loss for the year	-	1,164,281	-	(8,671,946)	(112,551)	(7,620,216)

Transactions with owners in their capacity as owners
Issue of ordinary shares on exercise of options	274,996	-	-	-	-	274,996
Issue of ordinary shares as consideration for business combination	200,000	-	-	-	-	200,000
Issue of ordinary shares to consultants	300,000	-	-	-	-	300,000
Issue of ordinary shares on capital raising	8,762,325	-	-	-	-	8,762,325
Capital raising costs	(674,034)	-	-	-	-	(674,034)
Share based payments - Options		-	1,036,254	-	-	1,036,254

Balance at 31 December 2014	50,542,949	1,734,453	9,456,886	(47,601,616)	(236,649)	13,896,023

The accompanying notes form part of these financial statements

13

MOKO Social Media Limited For the half year ended 31 December 2015

Consolidated Statement of cash flows

For the year half year ended 31 December 2015

		Consolidated
		31-Dec-15	31-Dec-14
	Note	$	$

Cash flows from operating activities
Net receipts from customers		1,318,298	4,008,969
R&D tax offset received		905,747	-
Payments to suppliers and employees		(10,730,096)	(12,808,176)
Interest received		15,203	136,888
Interest and other finance costs paid		(20,979)	(10,833)
Income taxes paid		3,501	(74,022)
Net cash used in operating activities		(8,508,326)	(8,747,174)

Cash flows from investing activities
Proceeds from sale of property, plant and equipment		3,921	-
Payment for purchase of business, net of cash acquired		-	(175,115)
Payments for investments		(1,042,142)	-
Payment for property, plant and equipment		(7,592)	(254,704)
Net cash used in investing activities		(1,045,813)	(429,819)

Cash flows from financing activities
Proceeds from issues of shares		3,600,000	9,334,821
Share issue transaction cost		(397,874)	(674,034)
Net cash provided by financing activities		3,202,126	8,660,787

Net decrease in cash held		(6,352,013)	(516,207)

Cash at beginning of the half-year		7,219,908	9,878,011

Effects of exchange rate changes on cash		36,748	688,678
Cash and cash equivalents at end of the year		904,643	10,050,482

The accompanying notes form part of these financial statements

14

MOKO Social Media Limited For the half year ended 31 December 2015

Notes to the financial statements

For the year half year ended 31 December 2015

Note 1: Basis of Preparation

These financial statements for the interim half-year reporting period ended 31 December 2015 have been prepared in accordance with Australian Accounting Standard AASB 134 'Interim Financial Reporting' and the Corporations Act 2001, as appropriate for for-profit oriented entities. Compliance with AASB 134 ensures compliance with International Financial Reporting Standard IAS 34 'Interim Financial Reporting'.

These financial statements do not include all the notes of the type normally included in annual financial statements. Accordingly, these financial statements are to be read in conjunction with the annual report for the year ended 30 June 2015 and any public announcements made by the company during the interim reporting period in accordance with the continuous disclosure requirements of the Corporations Act 2001.

The principal accounting policies adopted are consistent with those of the previous financial year and corresponding interim reporting period, unless otherwise stated.

Going concern

The Consolidated Entity is currently operating on a negative cash flow basis. Net cash used in operations for the period ended 31 December 2015 was $8,508,326 (2014: $8,747,174). The Consolidated Entity made a continuing operating loss of $14,982,629 for the period ended 31 December 2015 (2014: loss of $8,213,844).

In order to continue as a going concern, the Consolidated Entity needs to raise additional funds. The directors acknowledge that the requirement to raise additional funding represents a material uncertainty which may cast significant doubt over the ability of the Consolidated Entity to continue as a going concern.

The Consolidated Entity is progressing a non-renounceable rights issue offer of new ordinary shares to raise up to $8,178,867 before costs, together with attaching unlisted options. The minimum subscription in respect of the offer is $6,500,000, being the aggregate of (a) the minimum level of acceptances by shareholders required to trigger the underwriting obligations ($3,750,000); and (b) the amount underwritten by the Underwriters ($2,750,000). No securities will be issued until the minimum subscription has been received.

A shareholder loan has been arranged to provide short term funding prior to the receipt of the proceeds of any share issue.

The Company has made the strategic decision to focus its resources on its core student division assets, preserve cash flow and exit the other business categories. This has now largely been completed and the Company expects to realise significant cost savings by exiting non-core student activities, such as Blue Nation Review, RunHaven, MOKO Performance Network and Tagroom.

The Directors are confident that following successful funding and cost savings the Consolidated Entity can continue to meet its debts as and when they become due and payable. The financial report has therefore been prepared on a going concern basis.

Should the Consolidated Entity be unable to continue as a going concern it may be required to realise its assets and discharge its liabilities other than in the normal course of business and at amounts different to those stated in the financial statements. The financial statements do not include any adjustments relating to the recoverability and classification of asset carrying amounts or the amount of liabilities that might result should the Consolidated Entity be unable to continue as a going concern and meet its debts as and when they fall due.

New, revised or amending Accounting Standards and Interpretations adopted

The consolidated entity has adopted all of the new, revised or amending Accounting Standards and Interpretations issued by the Australian Accounting Standards Board ('AASB') that are mandatory for the current reporting period. The adoption of these Accounting Standards and Interpretations did not have any significant impact on the financial performance or position of the consolidated entity.

Any new, revised or amending Accounting Standards or Interpretations that are not yet mandatory have not been early adopted.

15

MOKO Social Media Limited For the half year ended 31 December 2015

Discontinued operations

A discontinued operation is a component of the consolidated entity that has been disposed of or is classified as held for sale and that represents a separate major line of business or geographical area of operations, is part of a single co-ordinated plan to dispose of such a line of business or area of operations, or is a subsidiary acquired exclusively with a view to resale. The results of discontinued operations are presented separately on the face of the statement of profit or loss and other comprehensive income.

Note 2: Segment information

MOKO Social Media Limited is organized into three operating segments: Mobile Social, Mobile Advertising and Mobile Commerce (2014: four operating segments including Mobile Content). These operating segments are based on the internal reports that are reviewed and used by the Board of Directors in assessing performance and in determining the allocation of resources. There is no aggregation of operating segments.

Types of products and services

The principal products and services of each of these operating segments are as follows:

Mobile Social	MOKO’s proprietary mobile social networks and community/chat products
Mobile Advertising	MOKO’s own proprietary mobile performance ad network and customised mobile publishing division
Mobile Commerce	MOKO’s subsidiary e-commerce platform. Sales volumes and average revenue per user grew via diversified marketing channels and product range

Intersegment receivables, payables and loans

Intersegment loans are initially recognised at the consideration received. Intersegment loans receivable and loans payable that earn or incur non-market interest are not adjusted to fair value based on market interest rates. Intersegment receivables, payables and loans are eliminated on consolidation.

16

MOKO Social Media Limited For the half year ended 31 December 2015

Note 2: Segment information (continued)

Operating segment information

Continuing operations
Consolidated - 31 December 2015	Mobile Advertising	Mobile Social	Mobile Content	Mobile Commerce	Intersegment eliminations/ unallocated	Total
	$	$	$	$	$	$
Total Segment Revenue	42,373	27,807	-	575,539	-	645,719

EBITDA	(10,827,681)	21,482	-	(109,021)	-	(10,915,220)

Depreciation and amortisation	(370,861)	-	-	-	-	(370,861)
Impairment expense	(3,515,823)	-	-	(179,717)	-	(3,695,550)
Interest income	12,951	-	-	2,240	-	15,191
Finance costs	(14,992)	-	-	(4,698)	-	(19,690)
Loss before income tax expense						(14,986,130)
Income tax benefit						3,501
Loss after income tax expense						(14,982,629)

Assets	4,081,782	58,740	-	123,267	(1,054,584)	3,209,205
Liabilities	2,964,487	3,446	-	1,342,047	(1,054,584)	3,255,396

Continuing operations
Consolidated - 31 December 2014	Mobile Advertising	Mobile Social	Mobile Content	Mobile Commerce	Intersegment eliminations/ unallocated	Total
(Restated *)	$	$	$	$	$	$

Total Segment Revenue	227,651	378,271	-	1,279,340	-	1,885,262

EBITDA	(7,934,253)	181,158	-	(123,136)	-	(7,876,231)

Depreciation and amortisation	(460,871)	-	-	-	-	(460,871)
Interest income	-	159,337	-	2,405	(31,344)	130,398
Finance costs	(2,311)	-	(484)	(35,689)	31,344	(7,140)
Loss before income tax expense						(8,213,844)
Income tax benefit						-
Loss after income tax expense						(8,213,844)

* Please see Note 12 for details of restatement.

17

MOKO Social Media Limited For the half year ended 31 December 2015

Note 3: Revenue and other income

	Consolidated
	31-Dec-15	31-Dec-14
	$	$
Revenue
Sale of goods	575,539	1,279,340
Rendering of services	70,180	605,922
	645,719	1,885,262

Interest received	15,191	130,398

Other income
Research & development tax refund	905,747	947,840
Rental income	32,797	-
	938,544	947,840

Note 4: Expenses

	Consolidated
	31-Dec-15	31-Dec-14
	$	$
Employee benefits expense
Salaries and wages	3,520,756	3,128,030
Superannuation, Work Compensation and others	389,962	225,207
Total employee benefits expense	3,910,718	3,353,237

Share based payments	736,978	969,342

Depreciation	66,741	19,390

Amortisation
Computer software	43,869	1,543
Capitalised product development	-	9,824
Intellectual Property	260,251	430,114
Total amortisation	304,120	441,481

Total depreciation and amortisation	370,861	460,871

Impairment expense
Intellectual Property	1,935,919	-
Goodwill	1,759,631	-
Total impairment	3,695,550	-

18

MOKO Social Media Limited For the half year ended 31 December 2015

Note 5: Intangibles

Consolidated	Computer Software	Customer Contracts	Capitalised Product Development Costs	Intellectual Property	Customer Database	Goodwill	TOTAL
	$	$	$	$	$	$	$
2015
Cost	223,160	207,411	110,803	5,275,457	325,000	1,759,631	7,901,462
Accumulated amortisation	(168,245)	(207,411)	(110,803)	(3,339,538)	(325,000)	-	(4,150,997)
Impairment	-	-	-	(1,935,919)	-	(1,759,631)	(3,695,550)
Balance at 31 December 2015	54,915	-	-	-	-	-	54,915

Reconciliation
Balance at 1 July 2015	98,784	-	-	2,042,420	-	1,672,884	3,814,088
Amortisation expense	(43,869)	-	-	(260,251)	-	-	(304,120)
Impairment expense	-	-	-	(1,935,919)	-	(1,759,631)	(3,695,550)
Effects of movements in exchange rates	-	-	-	153,750	-	86,747	240,497
Balance at 31 December 2015	54,915	-	-	-	-	-	54,915

Goodwill and Intellectual property

Goodwill acquired through business combinations has been allocated to the following cash-generating units:

	Mobile Advertising (1)	Mobile Commerce (2)	Total
	$	$	$
Balance at 1 July 2015	1,493,157	179,727	1,672,884
Impairment of Goodwill	(1,579,904)	(179,727)	(1,759,631)
Effects of movements on foreign exchange rates	86,747	-	86,747
Balance at 31 December 2015	-	-	-

Impairment testing

(1)	Mobile Advertising Cash Generating Unit

Ongoing revenues from Mobile Advertising are expected to be earned from the monetization of MOKO's student products, including REC*IT and REC*IT Fitness. As these products are not yet commercialized and cash inflows have not occurred as forecast, there is uncertainty over this expectation. As a result, the carrying value of the goodwill and intellectual property of this cash generating unit was deemed unrecoverable and fully impaired.

(2)	Mobile Commerce Cash Generating Unit

The revenue from Mobile Commerce has declined during the period due to challenging competitive conditions and the reposition of MOKO. Future revenues are expected to further decline and cash generation is forecasted to be minimal. As a result, the carry value of the goodwill of this cash generating unit was deemed unrecoverable and fully impaired.

19

MOKO Social Media Limited For the half year ended 31 December 2015

Note 6: Available-for-sale financial assets

On 24 April 2015, MOKO signed a Share Purchase Agreement with Big Teams LLC (“BigTeams”), a limited liability company located in the US. MOKO invested One Million U.S. Dollars (US$1,000,000 or A$ 1,297,811) to acquire a 10% equity stake in BigTeams.

BigTeams is the largest high school sports software platform in the US, providing online tools and data for US high schools to assist with sports team administration, event management and fundraising.

MOKO launched a tailored version of its REC*IT app in November 2015, specifically targeted at the students and parents of more than 4,000 US high schools that are currently serviced by BigTeams, using data generated by BigTeams. This investment has significantly expanded its offering for US students and provided access to the high school market.

Under the terms of purchase agreement, MOKO paid US$200,000 (A$256,813) in the year ended 30 June 2015, and further US$800,000 (A$1,042,142) in the current half year.

	31-Dec-15	30-Jun-15
	$	$
Unlisted ordinary shares	1,297,811	1,297,811

The unlisted ordinary shares are held in Big Teams LLC. Fair value information relating to this investment has not been disclosed because the shares are not quoted in an active market and fair value cannot be measured reliably. Management currently has no plans to dispose of the shares.

Note 7: Discontinued operations

On 31 October 2015, the operations of Tagroom Pty Ltd and Moko Performance Network (formerly OfferMobi) were discontinued. These entities were operated as part of the mobile advertising segment.

(a)	Financial performance
	31-Dec-15	31-Dec-14
	$	$
Revenue	390,555	2,023,780
Interest received	12	159
Cost of providing services	(310,565)	(1,774,695)
Expenses	(436,520)	(819,324)
Depreciation and amortisation	(2,192)	(573)
Loss before income tax	(358,710)	(570,653)

Income tax expense	-	-

Loss after income tax expense	(358,710)	(570,653)

Loss from discontinued operation attribute to:
Owners of the Company	(352,645)	(534,748)
Non-controlling interests	(6,065)	(35,905)
	(358,710)	(570,653)

(b)	Cash flow information
	31-Dec-15	31-Dec-14
	$
Net cash used in operating activities	(79,404)	(164,890)
Net cash from investing activities	6,299	13,402
Net cash (outflow) / inflow	(73,105)	(151,488)

20

MOKO Social Media Limited For the half year ended 31 December 2015

Note 8: Issued capital

(a)	Share capital

Ordinary shares entitle the holder to participate in dividends and the proceeds on winding up of the Company in proportion to the number of and amounts paid on the shares held. On a show of hands every holder of ordinary shares present at a meeting in person or by proxy, is entitled to one vote, and upon a poll each share is entitled to one vote. Ordinary shares have no par value and the Company does not have a limited amount of authorised capital.

	Consolidated
	31-Dec-15	30-Jun-15
	$	$
Fully paid ordinary shares 817,886,679 (30 Jun 2015: 755,486,679 shares)	61,268,988	58,214,171
Fully paid performance shares 20,000,000 (30 June 2015: 20,000,000)	200	200
	61,269,188	58,214,371

(b)	Movement in ordinary share capital during the half-year

Date	Details	Numbers of shares	Issue Price $	Amount $
1 July 2015	Opening Balance	755,486,679	Various	58,214,171
5 November 2015	NASDAQ placement	60,000,000	0.06	3,600,000
12 November 2015	Share issue by placement	2,000,000	0.10	120,000
27 November 2015	Issue shares under US Omnibus Plan	400,000	0.20	14,997
	Capital raising costs	-		(680,180)
	Closing Balance	817,886,679		61,268,988

(c)	Performance shares

Date	Details	Number of Shares	Issue Price	Amount $	Variation Price
28 November 2013	Share issue to Director pursuant to shareholder approval	20,000,000	$0.00001	200	$0.10

A Performance Share Plan was approved by shareholders at MOKO’s 2013 Annual General Meeting and involves the issuance of a new class of ordinary shares (“Performance Shares”) to eligible participants for their market value assessed by an independent expert and based on the rights and conditions attached to the Performance Shares (the “Issue Price”) by means of a payment to the Company of the Issue Price.

Performance Shares remain outstanding for a period equal to earlier of 3 years from the date of original purchase or the occurrence of the relevant Performance Event (such earlier date, the “End Date”). If the Performance Shares have not been ‘varied’ by the End Date, which can include events such as termination, the VWAP share price hurdle having been met, a takeover offer among others (any such event, a “Variation Event”) then the Performance Shares will be redeemed by the Company for their Issue Price. If a Variation Event does occur prior to the End Date, the holder has twelve months from the date of the Variation Event to provide notice and payment (a “Variation Payment”) to the Company.

Upon payment of the Variation Payment to the Company, the relevant Performance Shares will rank pari passu all with existing ordinary shares of the Company and trade together in the public market. On the other hand, at no time prior to a Variation Event will the holder be permitted to transfer any Performance Shares, and no dividend or voting rights will attach to any Performance Shares unless and until varied. In the event that the Variation Event does not occur prior or upon to the End Date, the Company will pay the Issue Price that it received from the holder for the applicable Performance Shares and then redeem and cancel those Performance Shares.

21

MOKO Social Media Limited For the half year ended 31 December 2015

Note 9: Reserves

	Consolidated
	31-Dec-15	30-Jun-15
	$	$

Foreign currency translation reserve
Balance at beginning of the year	1,967,505	570,172
Currency translation differences	436,811	1,397,333
Balance at the end of the year	2,404,316	1,967,505

Share-based payments reserve
Balance at beginning of the year	10,246,475	8,420,632
Share-based payments	722,944	1,825,843
Balance at the end of the year	10,969,419	10,246,475

TOTAL RESERVES	13,373,735	12,213,980

Note 10: Related party transactions

Loans to/from related parties

Loans are made to/by the Parent Entity, MOKO Social Media Limited, to its subsidiaries for capital purchases and working capital purposes. The loans outstanding between the Parent Entity and its subsidiaries have no fixed date of repayment and are non-interest bearing. The loans outstanding between MOKO and Deals I Love (Australia) Pty Ltd have no fixed date of repayment but have 10% interest bearing per the loan agreement.

	Company
	31-Dec-15	30-Jun-15
	$	$
Non-Current
Loans to subsidiaries:
Moko.mobi Inc	16,682,908	12,197,944
Deals I Love (Australia) Pty Ltd	1,054,584	994,584
Tagroom Pty Ltd	-	280,686
Total	17,737,492	13,473,214

No dividends were received from the subsidiaries in the 2015 or 2014 financial half-year.

Terms and conditions

All transactions were made on normal commercial terms and conditions and at market rates.

Note 11: Provisions

During the last financial half-year there was a US$500,000 marketing expense from Outbrain under dispute. Although the analysis is still in progress, the Directors are of the opinion that the consolidated entity may enter into a settlement agreement with Outbrain for an estimated amount of US$250,000. Accordingly, a provision of $341,837 (U$250,000) has been provided within these financial statements.

22

MOKO Social Media Limited For the half year ended 31 December 2015

Note 12: Prior period adjustment and restatement of comparatives

Comparatives in the statement of profit or loss and other comprehensive income and notes to the financial statements have been realigned to current period presentation. There has been no effect on the profit for the period.

In relation to the prior period adjustment and restatement of comparatives, the extracts for those items affected are below:

Statement of profit or loss and other comprehensive income	31-Dec-2014 (reported)	Adjustments	31-Dec-2014 (restated)
	$	$	$
Other income (1)	130,557	947,840	1,078,397
Cost of providing goods and services (2)	(3,697,887)	647,187	(3,050,700)
License fee (2)	-	(647,187)	(647,187)

Loss before income tax	(9,732,337)	947,840	(8,784,497)
Income tax benefit / (expense) (1)	947,840	(947,840)	-

(1)	The research and development tax credit received from the Australian government ($947,840) for the half year ended 31 December 2014 was classified as an income tax benefit. In the half year ended 31 December 2015, it has been determined that a more accurate application of the relevant accounting standard dictates that the amount of the research and development tax credit received from the Australian government be recognised as other income.

(2)	The License fee paid to IM Leagues LLC was classified as cost of providing goods and services for the half year ended 31 December 2014. In the half year ended 31 December 2015, it has been determined that it is more appropriate to separate the cost of the exclusive agreement and present it as License fee.

23

MOKO Social Media Limited For the half year ended 31 December 2015

Note 13: Events occurring after balance date

Since 31 December 2015, the following matters or circumstances have arisen that has significantly affected, or may significantly affect future operations or results of those operations:

Option Issues

On 15 January 2016, the Company issued 100,000 options over American Depository Shares (equivalent to 4,000,000 ordinary shares) with an exercise price of US$1.14 and an expiry date of 31 December 2018.

Short Term Loan

On 27 January 2016, Reef Investments Pty Ltd (a Company controlled by substantial shareholder Trevor Nairn) advanced to the Company a short term, unsecured loan of $500,000 with 6% interest bearing.

Sale of Deals I Love (Australia) Pty Ltd (‘DIL’)

On 27 January 2016 the Company entered into a Share Sale Agreement to sell its 51% interest in DIL for a nominal amount. The completion of the sale remains subject to satisfaction of completion obligations by the Company.

CEO / Director resignation and interim CEO appointment

On 18 February 2016, MOKO announced that Ian Rodwell would be stepping down from his position as Chief Executive Officer and would serve as a strategic advisor to the Strategic Partnerships and M&A Board Sub-Committee. In addition, Ian Rodwell also resigned as Director of the Company, effective from 18 February.

Shripal Shah, who previously served as MOKO’s Chief Operating Officer would serve as the Company’s interim Chief Executive Officer, effective from 18 February 2016.

No other matter or circumstance has arisen since 31 December 2015 that has or may significantly affect:

(a)	MOKO Social Media Limited operations in future financial years, or
(b)	The results of those operations in future financial years, or
(c)	MOKO Social Media Limited’s state of affairs in future financial years.

24

MOKO Social Media Limited For the half year ended 31 December 2015

Declaration by Directors

The financial statements and notes set out on pages 10 to 24 are in accordance with the Corporations Act 2001 and:

(a) comply with Accounting Standard AASB 134 Interim Financial Reporting and the Corporations Regulations 2001; and

(b) give a true and fair view of the consolidated entity's financial position as at 31 December 2015 and of its performance for the half-year ended on that date.

In the Directors' opinion, there are reasonable grounds to believe that the Company will be able to pay its debts as and when they become due and payable.

This declaration is made in accordance with a resolution of the Board of Directors and is signed for and behalf of the Directors by:

Greg McCann Non-Executive Chairman Date: 29 February 2016 Sydney, Australia	Emma Waldon Non-Executive Director Date: 29 February 2016 Perth, Australia

25